VERTICALNET, INC.

400 Chester Field Parkway

Malvern, PA 19355

September 20, 2006

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Rebekah Toton

Re:	Verticalnet, Inc.
Registration Statement on Form S-3 (Filing No. 333-135789)

Dear Ms. Toton:

As per your conversation with Joseph P. Braun of Morgan, Lewis & Bockius LLP, in accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Wednesday September 20, 2006, at 4:30 p.m. Eastern Time or as soon thereafter as practicable. Please call Joseph Braun at 215-963-5219 to provide notice of effectiveness.

Pursuant to the letter from Mark P. Shuman to me dated August 11, 2006 in connection with this request for effectiveness, Verticalnet, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, VERTICALNET, INC.

By:	/s/ Christopher G. Kuhn
Christopher G. Kuhn
Vice President, General Counsel and Secretary

cc:	Mark P. Shuman
Joseph P. Braun